UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MARCH 27, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

LDR Holding Corporation

File Nos. 333-190829 & 1-36095- CF#30552

LDR Holding Corporation submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 12, 2013, as amended, and an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 26, 2013.

Based on representations by LDR Holding Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.1	8-K	December 12, 2013	through December 31, 2017
10.26	S-1	August 26, 2013	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary